

October 7, 2010

<u>Via U.S. Mail</u>

Eric Boyer
President and Chief Executive Officer
Island Radio, Inc.
5850 Cameron Run Terrace
Ste. 918
Alexandria, VA 22303

>   **Re: Island Radio, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 16, 2010**
>   **File No. 333-169397**

Dear Mr. Boyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Tell us in your response letter why this offering should not be considered a blank check offering conducted pursuant to Rule 419. We note the your company is a developmental stage company with no material assets or operations, and a merger with an operating company is not precluded.

Prospectus Cover Page

2.   We note your disclosure highlighting the limitations on resales of securities purchased in this offering. Revise the disclosure (here and elsewhere) to make clear that resales are not permitted under Rule 144 until 12 months following the Company no longer being a shell company.

Inside Front and Outside Back Cover Pages of Prospectus, page 3

Dealer Prospectus Delivery Obligation

3.   Please amend the outside back cover page of the prospectus to include a Dealer Prospectus Delivery Obligation. Refer to Item 502(b) of Regulation S-K.

Prospectus Summary, page 5

4.   Disclose why the company is conducting an offering and becoming a reporting company in light of your disclosure that the offering is for minimal funds which are likely to be insufficient to begin business operations, pay the costs of the offering, and meet the costs of legal reporting requirements.

Use of Proceeds, page 14

5.   Revise your disclosure to discuss the cost and types of additional equipment referred to in note (2) to the Use of Proceeds table that will be required before you can broadcast over the commercial FM radio spectrum.

Proposed Milestones to Implement Business Operations, page 21

6.   Please provide further discussion regarding the estimated cost of construction for the proposed radio broadcast studio in St. Maarten, Netherlands Antilles, including your assumptions and calculations in providing the $7,500 cost figure.

Management's Discussion and Analysis, page 18

Results from Operations, page 18

7.   Please describe the specific services provided by the consultant paid $20,000 in common stock. We note Taurus Financial Partners, LLC is the holder of this stock and note (1) to the table on page 26 discloses services assisting with the creation and early development of your business.

Liquidity and Capital Resources, page 18

8.   Revise to discuss what other sources of equity financing you intend to pursue to continue your long-term business development plan.

9.   Please revise to state that you have no external credit facility, such as a bank loan, to fund your operations.

Legal Proceedings, page 28

10.   Please revise your disclosure to describe any applicable legal proceedings during the past 10 years that are material to an evaluation of the ability or integrity of Eric Boyer and Nina Edstrom. Refer to Item 401(f) of Regulation S-K.

Exhibits and Financial Statement Schedules, page II-2

11.   Please revise your required registration statement exhibits to include the following in a format compatible with the EDGAR filing system:

- Exhibit 3.1 Articles of Incorporation

- Exhibit 3.2 Bylaws

- Exhibit 5.1 Legal Opinion of the Law Offices of James J. Egan

        Refer to Instructions to the Exhibit Table for Item 601 of Regulation S-K. Additional assistance with the EDGAR system is available through Filer Technical Support at (202) 551-8900 from 9:00 a.m. to 5:30 p.m. Eastern Time.

Signatures, page II-3

12.   We note on page 24 that Nina Edstrom serves as your Chief Financial Officer. Please amend the registration statement Signatures section on page II-3 to include the signature of your Chief Financial Officer. Refer to Form S-1 General Instructions, Part VI. C.

        Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

                                                Sincerely,

                                                /s/ Larry Spirgel

                                                Larry Spirgel
                                                Assistant Director

cc: Via facsimile to (512) 772-1569
        Taurus Financial Partners, LLC